Forest Road Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

VIA EDGAR

May 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Taylor Beech
Rufus Decker
Mara Ransom
Blaise Rhodes

	Re:	Forest Road Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed May 19, 2021
File No. 333-253136

Ladies and Gentlemen:

Forest Road Acquisition Corp. (“Forest Road,” “we,” “our” or “us”) hereby transmits Forest Road’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 24, 2021, regarding Amendment No. 4 to the Registration Statement on Form S-4 filed with the Commission on May 19, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with Forest Road’s response.

Per our discussions with the Staff today regarding the response letter we submitted to the Staff this morning (the “Prior Response Letter”), we have attached proposed changed pages to be included in Amendment No. 5 to Registration Statement (“Amendment No. 5”) in Exhibit A to this letter to afford the Staff the ability to review such proposed changes as soon as possible to increase the likelihood that the Registration Statement can be declared effective this week. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with our response, which responses are consistent with and further to the information discussed in the Prior Response Letter. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 26, 2021

Amendment No. 4 to Registration Statement on Form S-4

Consolidated Statement of Operations, page F-69

1. We read your May 19, 2021 response to comment 4 from our May 13, 2021 comment letter. You report technology and development expense as a component of operating expenses that is separate from your cost of revenue. On page F-81, you state that the amounts classified as technology and development expenses represent “personnel-related expenses for employees and professional fees paid to consultants who create improvements to and maintain [y]our enterprise systems applications, hardware and software. Expenses also include payroll and related costs for employees involved in the research and development of new and existing products and services, enterprise technology hosting expenses, depreciation of enterprise technology-related assets, and equipment leases.” Given that it appears that these costs may be associated with your revenue-generating operations, please address each of the following:

•	Tell us how you have defined “enterprise systems applications, hardware and software” and identify the activities within your business that these systems applications, hardware and software support.

•

You indicate that technology and development includes research and development costs. You disclose on page F-81 that you incurred research and development expenses of $4.6 million, $4.6 million and $4.8 million in 2020, 2019 and 2018. Provide us with a breakdown of the nature of the other costs classified as technology and development and tell us how these costs were used in your business for each period presented in the filing.

•

You disclose on page F-87 that you allocated depreciation expense of $21 million, $21 million and $25 million to technology and development for 2020, 2019 and 2018, respectively. Tell us how you determined that these amounts represented technology and development costs, rather than cost of revenue.

In response to the Staff’s comment and our discussion with the Staff today, we intend to revise the disclosure as reflected on pages 221, 225, 227, 228 and F-80 of Exhibit A to clarify the components of the Cost of Revenue and Enterprise Technology and Development.

2.

Your disclosure on page 199 states that you “built [your] digital platforms to engage with [y]our customers and deliver differentiated experiences” and that you “have also built a social commerce platform that organically increases [y]our customers, inspires participants to achieve their goals and generates cash flow that can be used to accelerate [y]our digital and international businesses.” Please tell us the amounts of costs associated with the development and maintenance of your platforms that you have classified as cost of revenue for each period presented in the filing.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 26, 2021

In response to the Staff’s comment and our discussion with the Staff today, we intend to revise the disclosure as reflected on pages 221, 225, 227, 228 and F-80 of Exhibit A to clarify the components of the Cost of Revenue and Enterprise Technology and Development.

***

We thank the Staff for its review of the foregoing and the Registration Statement. As you know, we are eager to finalize the Registration Statement prior to the end of this week and appreciate all of the Staff’s efforts to help us achieve this goal. If you have further comments, please feel free to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keith L. Horn
Keith L. Horn, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Kirkland & Ellis LLP

Latham & Watkins LLP

Exhibit A

Changed Pages